SEC FILE NUMBER   0-22842

                                                    CUSIP NUMBER  318687 10 0

                            UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                       WASHINGTON, D.C. 20549

                             FORM 12b-25

                      NOTIFICATION OF LATE FILING


(Check one):[X] Form 10-KSB  [ ] Form 20-F  [ ] Form 11-K  [ ] Form 10-QSB
            [ ] Form 10-D    [ ] Form N-SAR [ ] Form N-CSR

            For Period Ended:       June 30, 2006
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            [  ]    Transition Report on Form 10-KSB
            [  ]    Transition Report on Form 20-K
            [  ]    Transition Report on Form 11-K
            [  ]    Transition Report on Form 10-QSB
            [  ]    Transition Report on Form N-SAR
            For the Transition Period Ended:
                                             --------------------------------

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 Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
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PART I - REGISTRANT INFORMATION

First Bancshares, Inc.
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Full Name of Registrant

N/A
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Former Name if Applicable

142 E. First Street
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Address of Principal Executive Office (Street and Number)

Mountain Grove, Missouri 65711
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City, State and Zip Code


PART II - RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-KSB, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-QSB, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III - NARRATIVE

State below in reasonable detail why the Forms 10-KSB, 20-F, 11-K, 10-QSB, 10-D, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

          The Company has been unable to complete the preparation of its consolidated financial statements and Annual Report on Form 10-KSB and requires additional time to ensure the accurate presentation thereof. As a result of the recent departure of the Chief Financial Officer of the Company, the Company had to outsource most of its accounting work related to the preparation of its consolidated financial statements and Annual Report on Form 10-KSB. Because of the foregoing, the Company will not be able to complete the Form 10-KSB by the filing deadline.
     The Company is working diligently to complete the Form 10-KSB and plans to file the Annual Report on Form 10-KSB no later than 15 days after the required filing date of September 28, 2006.


(Attach extra Sheets if Needed)

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

       James W. Duncan          (417)                  926-5151
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           (Name)             (Area Code)          (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
     Yes [X]     No [  ]
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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
     Yes [X]     No [  ]

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         During the year ended June 30, 2006, the Company incurred a net loss of $173,000, or $.11 per share - diluted compared to net income of $1.3 million, or $.83 per share -diluted for the year ended June 30, 2005. For the three months ended June 30, 2006, the Company incurred a net loss of $567,000, or $.36 per share -diluted compared to a net loss of $652,000, or $.42 per share -diluted for the three months ended June 30, 2005. These results were disclosed in press releases dated September 1, 2006 and September 25, 2006 that were filed with the Commission on Form 8-K on September 5, 2006 and September 25, 2006, respectively.

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                           FIRST BANCSHARES, INC.
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                (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: September 28, 2006              By:/s/James W. Duncan
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                                         James W. Duncan
                                         President, Chief Executive Officer
                                         and Interim Chief Financial Officer


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